Exhibit 99.1

Valens Semiconductor to Present its Latest Connectivity Solutions for Vehicle Safety at CES 2023

Company’s latest automotive innovations for Advanced Driver-Assistance Systems (ADAS) and the trucking industry to be showcased at LVCC West Hall #W319 alongside a broad range of leading industry players

HOD HASHARON, Israel, December 21, 2022 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the automotive and audio-video markets, today announced that it will be showcasing the benefits of its automotive high-speed connectivity product suite alongside a comprehensive set of demonstrations from companies in the expanding ecosystem for the MIPI A-PHY compliant VA7000 chipset family. This group will include Tier-1s, camera sensor companies, radar and LiDAR suppliers, component manufacturers, and testing equipment companies, that are serving the growing demand for increased safety in today and tomorrow’s cars.

Valens Semiconductor will also demo its unique solution for enhanced safety and cost-effective rear-view visibility for the trucking industry. This solution, also intended for the aftermarket, provides video connectivity between the tractor and trailer, for high-speed data links, in a very rough and noisy environment.

“The VA7000 delivers a unique combination of unprecedented bandwidth, enhanced electromagnetic compatibility (EMC) and error free links with practically zero latency, all of which is critical for effective high-speed connectivity in automotive safety and time sensitive applications, compared to other available solutions,” said Gideon Kedem, Senior Vice President and Head of Automotive at Valens Semiconductor. “We are able to do this with a variety of sensor types, be they camera sensors, LiDAR or radars. As our solution offers low total system cost, we believe interest in our industry leading solution among automotive OEMs, Tier-1s and Tier-2s will continue to grow and drive further adoption across the ecosystem. CES 2023 is a great platform to demonstrate this continuing success alongside a broad range of leading industry players.”

“The Valens Semiconductor chipset with A-PHY compliance will help accelerate the transition to software-defined vehicles, supported by intelligently connected architectures such as Aptiv’s Smart Vehicle Architecture™. These architectures, and the software they support, are the foundation for delivering on our mission of enabling a safer, greener, more connected future of mobility,” said Glen De Vos, Senior Vice President and Chief Technology Officer of Aptiv. “Aptiv is excited to collaborate with Valens Semiconductor on its innovative connectivity technologies.”

The Automotive industry is undergoing a major transformation to sensor fusion, which leverages a combination of different sensor types – cameras, LiDARs and radars to deliver data and functionality required by safety applications such as ADAS.

“Valens Semiconductor helps Sunny Optical meet the stringent requirements of the automotive industry, by connecting with our state-of-the-art camera modules,” said Bob Zhang, General Manager at Sunny Smartlead, Sunny Optical. “We have a significant presence in ADAS and see CES 2023 as a good platform to demonstrate together with Valens Semiconductor the power of our leading solutions.”

“We are confident that a growing number of automakers will deploy LiDARs as one of the sensor types that enable/s ADAS in their vehicles for Level 2 autonomy and above. Our LiDAR solution will benefit from standardized solutions that can seamlessly and effectively manage the high bandwidth they extend to cars, to ensure that 3D data for safety applications, will be effectively transmitted and analyzed in future generations of automated vehicles.” said Omer Keilaf, Co-Founder and CEO of Innoviz. “We are excited to partner with Valens Semiconductor which will play a vital role with its VA7000 chipset family, that supports all sensor types in enabling the next stages of ADAS.”

Due to harness density and length, today’s car architecture has been pushed to its limits of space, weight, and complexity. The ability to use unshielded cables and simple connectors in a plug and play format using the VA7000 delivers reduced total system cost and an efficient solution for car makers.

“Sumitomo Electric plays a key role in automotive interconnectivity. We are happy to collaborate on the Valens Semiconductor VA7000 video connectivity chipsets to help automotive OEMs and Tier 1s stay ahead of the curve,” said Hiroki Hirai, General Manager of CAS-EV Development Promotion Division, at Sumitomo Electric. “At CES 2023, Valens Semiconductor will demonstrate how their chipsets integrate with our world-class harnesses.”

As car companies integrate sensors requiring higher bandwidth and EMC into next-generation ADAS and autonomous systems, interoperability among multiple vendors’ components will be crucial. To address this need, test equipment vendors are beginning to create off-the-shelf testing solutions.

“At Keysight, we recognize that it is critical to address the growing market demands for high-speed digital interfaces for next-generation in-vehicle connectivity,” said Thomas Goetzl, vice president and general manager for Keysight’s Automotive and Energy solutions business unit. “The compliance test solution from Keysight represents yet another way we are supporting the evolution and standardization of technologies for our automotive customers.”

Join Valens Semiconductor at CES 2023 (LVCC, West Hall, #W319, Jan. 5 – Jan. 7, 2023) to learn more about our latest innovations for advancing vehicle safety and mobility, including our three CES 2023 Honoree Award Products. Contact us here to schedule a meeting.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 2, 2022 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8251

Valens@finprofiles.com

SOURCE Valens Semiconductor